SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Notice to the Market" dated on March 29, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP Notice to the market

March 29, 2007 (01 pages)

For more information, please contact: Daniel de Andrade Gomes Telesp, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202

(São Paulo, Brazil – March 29, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs to its shareholders and market in general, that at this moment, during the Annual Shareholders’ Meeting, the controlling shareholder is proposing that the remaining profit for the year 2006 in the amount of R$705,631 thousand, must be destined as dividend, changing the original proposal.

The controlling shareholder proposal will be put for voting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 29, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director